SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                         PRINCIPAL INVESTORS FUND, INC.



680 8th Street, Des Moines, Iowa      February 19, 2003              2:00 p.m.

         A special meeting of the shareholders of the Principal Investors Fund, Inc.-International Fund II (the "Corporation") was held at 680 8th Street, Des Moines, Iowa at 2:00 p.m. (Central Time) on February 19, 2003.

         The meeting was called to order by Mr. R. C. Eucher, who presided as chairman of the meeting. Ms. J. B. Schustek acted as secretary of the meeting. Also present was Mr. M. D. Roughton.

         Mr. Eucher announced that Section 2.05 of the bylaws establishes a quorum as a one-third interest of all the capital stock outstanding except as expressly required by law. Approval of the issues presented requires the vote of a majority of outstanding voting securities as defined in the Investment Company Act of 1940. The Secretary reported that of the 19,664,546.77 shares entitled to vote at the meeting, the holders of 19,372,467.540 shares were present at the meeting in person or by proxy. Mr. Eucher announced that a quorum was present for all issues before the shareholders and that the meeting was lawfully and properly convened.

         Mr. Eucher directed the Secretary to give a copy of the minutes of the last shareholder meeting to each shareholder who was present and requested a copy. With the unanimous consent of all shareholders present in person or by proxy, Mr. Eucher dispensed with the reading of the minutes of the last meeting of shareholders.

         Mr. Eucher discussed the Board of Directors' proposal and recommendation to approve the sub-advisory agreement between the manager and Invista Capital Management, LLC. Thereupon, the following resolution was presented by the Secretary:

         "BE IT RESOLVED, That the Corporation approves ratification and approval of the Sub-Advisory Agreement between Principal Management Corporation and Invista Capital Management, LLC presented at this meeting and authorizes Principal Management Corporation to execute a Sub-Advisory Agreement with Invista Capital Management, LLC in substantially the form presented at this meeting.

         A motion was duly made and seconded that the resolution be adopted. Upon receiving the report from the Secretary, Mr. Eucher reported that the holders of 19,314,103.298 shares of the Corporation had voted in favor of the foregoing resolution, the holders of 47,419.054 shares had voted against, and the holders of 10,945.188 shares abstained. Mr. Eucher announced the resolution had been duly adopted.

         There being no further business, the meeting, on motion duly made, seconded and carried, was adjourned.


                                       /s/Jean B. Schustek
                                       _____________________________
                                       Secretary of the Meeting